Exhibit (c)

April 19, 2006

Special Committee of the Board of Directors
DiCon Fiberoptics, Inc.
1689 Regatta Blvd.
Richmond, CA 94804

Dear Sirs:

We understand that DiCon Fiberoptics, Inc. (“DiCon” or the “Company”) proposes to initiate a tender offer to purchase shares of the Company’s common stock at a price of $1.00 per share from the shareholders of the Company for the purpose of reducing the number of the Company’s shareholders of record to fewer than 300 (the “Proposed Transaction”). We understand that following the successful completion of the tender offer, management anticipates that the Company will have fewer than 300 shareholders and will deregister and cease to be a Securities and Exchange Commission (“SEC”) reporting company.

You have asked us whether, in our opinion, the consideration to be paid by DiCon in the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.

As part of our financial advisory activities, HFBE engages in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. We are experienced in these activities and have performed assignments similar in nature to that requested by you on numerous occasions.

In rendering our written opinion, HFBE has reviewed certain information furnished by DiCon and reviewed other publicly available information on DiCon. Among other things, HFBE:

–
reviewed certain publicly available information for DiCon, including but not limited to SEC filings for DiCon including 10-K and 10-KSB filings for the fiscal years ended March 31, 2003 through March 31, 2005, 10-QSB filings for the nine months ended December 31, 2005 and 8-K filings dated December 6, 2005, December 20, 2005, December 21, 2005, January 9, 2006 and April 12, 2006;

–	reviewed internal financial statements for DiCon;

–	reviewed numerous research analyst reports;

–	reviewed the Company Overview presentation dated March 2006;

–	reviewed the DiCon valuation reports dated November 2003 and November 2005;

-	conducted discussions with members of senior management of DiCon concerning its business and prospects;

-	analyzed certain data for merger and acquisition transaction involving companies we deemed comparable to DiCon;

-	analyzed market data for publicly traded companies comparable to DiCon;

-	reviewed such other matters as HFBE deemed necessary, including an assessment of general economic, market and monetary conditions.

In preparing our Opinion, HFBE relied on the accuracy and completeness of all information supplied or otherwise made available to HFBE by DiCon. HFBE assumed that the financial statements for DiCon used in rendering our Opinion had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of DiCon. HFBE did not independently verify such information or assumptions, including any financial forecasts, or undertake an independent appraisal of the assets of DiCon. HFBE’s opinion is based upon market, economic, financial, and other conditions as they exist and can be evaluated as of the date of the Opinion and we do not have any obligation to update, revise, or reaffirm this Opinion. In rendering our Opinion, we did not perform any procedures or analysis regarding the potential environmental liabilities of DiCon , nor did we consider the impact of changes in the regulatory environment in which DiCon operates.

Our Opinion was undertaken at the sole behest of and for the sole benefit of the Special Committee of the Board of Directors of DiCon, which we understand has been constituted and empowered to consider and pass upon the Proposed Transaction. HFBE’s Opinion does not constitute a recommendation to any shareholder of the Company whether such shareholder should tender their shares to the Company. The Opinion does not address the relative merits of the Proposed Transaction or any other transaction or business strategies discussed by the Company’s Board of Directors as alternatives to the Proposed Transaction or the decision of the Company’s Board of Directors to proceed with the Proposed Transaction. HFBE has not been requested to and did not solicit third party indications of interest in acquiring all or any part of the Company.

HFBE assumed that there has been no material change in the Company’s financial condition, results of operations, business or prospects since the date of the last financial statements made available to HFBE. HFBE also assumed that the terms governing the Proposed Transaction will not vary materially from the relevant terms described in this Opinion, as provided to HFBE. In addition, HFBE did not make an independent evaluation, appraisal or physical inspection of the assets of DiCon.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to the partial analysis or summary description. Furthermore, in arriving at our Opinion, HFBE did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HFBE believes that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In our analyses, HFBE made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of DiCon. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein.

Neither HFBE nor our employees have any present or contemplated future interest in DiCon, which might tend to prevent us from rendering a fair and unbiased opinion.

Subject to and based upon the foregoing, it is our opinion, as of the date of this letter, that the consideration to be paid by DiCon in the Proposed Transaction is fair, from a financial point of view, to the common shareholders of DiCon.

Sincerely,

HOWARD FRAZIER BARKER ELLIOTT, INC.